NEOS ETF Trust

13 Riverside Avenue

Westport, CT 06880

June 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	NEOS ETF Trust, N-14 (File No. 333-279709 and 811-23376)

Ladies and Gentlemen:

On behalf of NEOS ETF Trust (the “Registrant”), pursuant to Rule 473(c) under the Securities Act of 1933 (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) under the Securities Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form N-14 (Accession No.: 0001999371-24-006576) filed with the Commission on May 24, 2024.

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment replaces the following provision on the above referenced N-14's cover page:

“It is proposed that this filing become effective on the 30th day after filing, pursuant to Rule 488 under the Securities Act of 1933, as amended.”

If you have any questions concerning this filing, please contact our counsel, Bibb Strench at 202.973.2727.

Very truly yours,

/s/ Garrett Paolella
Garrett Paolella
President